UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                                May 17, 2018

  By E-Mail

  Z. Julie Gao, Esq.
  Skadden, Arps, Slate, Meagher & Flom
  42/F, Edinburgh Tower, The Landmark
  15 Queen's Road Central
  Hong Kong

          Re:     eHi Car Services Limited
                  Schedule 13E-3
                  Filed on May 4, 2018 by Ctrip Investment Holding Ltd.,
C-Travel
                    International Limited, Ctrip.com International, Ltd., Ocean General
                    Partners Limited, Ocean Voyage L.P., and Ocean Imagination L.P.
                  File No. 005-88413

  Dear Ms. Gao:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

         Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

  Schedule 13E-3

  1. We understand that Ocean Imagination indirectly acquired eHi Car Services shares of common stock from CDH. We note that at the time of that purchase from CDH Ocean
          Imagination was an affiliate of eHi Car Services engaged in a series of transactions constituting a going private transaction subject to Rule 13e-3. Please tell us how the filing persons complied with Rule 13e-3 in connection with the purchase of shares by Ocean
          Imagination from CDH. We may have further comment.

  2. We note that the Schedule 13E-3 was filed in connection with the ROFO Purchase. Tell us how you intend to comply with Rule 13e-3 in closing that purchase.
 Z. Julie Gao, Esq.
Skadden, Arps, Slate, Meagher & Flom
May 17, 2018
Page 2

3. Please provide us your detailed legal analysis explaining why the control persons of the
       Ocean Filing Persons have not been included as filing persons to this
Schedule 13E-3.

4. Please revise your disclosure to include the legend required by Rule 13e-3(e)(iii).

Purposes, Alternatives, Reasons and Effects, page 10

5. Provide the complete disclosure required by Item 1006(c)(1)-(8) of Regulation M-A.

6. Provide the disclosure required by Item 1013 of Regulation M-A. Note that Item 7 of
       Schedule 13E-3 and Item 1013 of Regulation M-A require the disclosure of the purposes, alternatives, reasons and effects as to each transaction in a series of transactions.

Fairness of the Transaction, page 10

7. Provide the disclosure required by Item 1014 of Regulation M-A. Note that Item 8 of
       Schedule 13E-3 and Item 1014 of Regulation M-A require the disclosure of a fairness determination to the unaffiliated security holders of the company as to each transaction in a series of transactions.

Financial Statements, page 12

8. Provide the disclosure required by Item 13 of Schedule 13E-3 and Item 1010(c) of
       Regulation M-A. Refer to instruction 1 to Item 13 of Schedule 13E-3 for further guidance.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

       Please direct any questions to me at (202) 551-3619.

                                                            Sincerely,

                                                            /s/ Daniel F.
Duchovny
                                                            Daniel F. Duchovny
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions